MYTRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

02 DEC 16 AM 9:34

10 December 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02060540

SUPPL

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10 December 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 12/18

J:Grpsec-15-07-0801-001-SEC-3-021210

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

RECEIVED
10 DEC 2002
COMPANY SECRETARY'S DEPARTMENT

Morgan Stanley

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

9 December 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 5 December 2002 Morgan Stanley Securities Limited disposed of an interest in the shares that resulted in a total holding of 31,675,539 shares, being approximately 6.44% of the issued share capital of the Company.

We have transferred from time to time 30,338,722 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 30,338,722 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours sincerely,

Espen Marthinussen
Law Division

Registered in England and Wales, No. 2068221.
L:\comp\Large Position Reports\Mytravel Group under 7% 6-12-2002.doc
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority
A member of the London Stock Exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

10 December 2002

11. Date company informed

9 December 2002

12. Total holding following this notification

31,675,539 shares

13. Total percentage holding of issued class following this notification

6.40%

14. Any additional information

Of the above, the interest in 30,338,722 shares is stated to be pursuant to section 208(5) Companies Act 1985.

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory McMahon – Group Company Secretary

Date of notification

10 December 2002